Mail Stop 4561

January 27, 2010

Michael McAndrew
Chief Financial Officer, Treasurer, and Secretary
Black Box Corporation
1000 Park Drive
Lawrence, PA 15055

   Re: Black Box Corporation
     Form 10-K for the Fiscal Year Ended March 31, 2009
     Filed May 29, 2009
     File No. 000-18706

Dear Mr. McAndrew:

   We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company, page 15

1. In future filings, consider including a balanced, executive-level discussion that identifies the most important themes or other significant matters that may impact your financial condition and operating results, including economic or industry-wide factors that are relevant to your company. Such a discussion would also

ideally provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. For further guidance see Section III.A of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Critical Accounting Policies

Goodwill, page 27

2. We note that the company's market capitalization was below tangible book value at both March 31, 2008 and 2009 and through the six month period ended September 30, 2009; however, the results of your goodwill impairment analyses indicate that there was no goodwill impairment during any of the periods presented. To provide information for investors to assess the probability of a future material impairment charge, for each reporting unit that is at risk of failing step one of your goodwill impairment analysis, such as if the reporting unit's fair value is not substantially in excess of carrying value, please tell us the following:

    - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    - Description of how the key assumptions were determined and how the key assumptions have changed during the periods presented;
    - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

    In your response please tell us how you will consider disclosing the information provided in response to this comment in your future filings. Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty. Additional guidance is available in Section V of SEC Interpretive Release No. 33-8350.

3. As a related matter, you disclose that while the market capitalization decline was considered in your evaluation of fair value, the market metric is only one indicator of fair value. Please describe for us how you considered market capitalization in your goodwill impairment analysis.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

Marketing and Advertising Expense, page 39

4.   We note your disclosure that catalogs and other direct marketing pieces are capitalized and amortized over their expected period of future benefit ranging from 1 to 2 years. Please tell us how you applied the guidance of SOP 93-7 including the following regarding these capitalized costs:

- Describe the nature of the catalogs and other direct marketing materials and the timing of mailings to customers;
- Whether you consider the direct marketing materials to be direct response advertising. If so, how these meet the criteria in paragraph 33 of SOP 93-7;
- Explain your basis for capitalizing these costs;
- Explain how you determined the expected period of future benefits related to the capitalized costs; and
- Explain how you assess realizability and subsequent measurement of these assets.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to David Orlic, Staff Attorney, at (202) 551-3503 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief